Filed by Qell Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Lilium GmbH

Commission File No. 001-39571

Transcript

Josh: Welcome to Seeking Alpha CEO interviews. Today my guest is Daniel Wiegand, CEO of Lilium. Daniel - can you tell me first off you announced a bit ago, but what is currently going on as far as the transaction?

Daniel: Hi Josh. Thank you for having me. Yes, we are an aerospace company six years old, 750 employees right now and we are developing an all-electric vertical take off and landing jet aircraft and we have in April announced a SPAC merger with Qell and we’re going to be completing this transaction in the third quarter of this year.

Josh: Gotcha. Explain exactly what you do. This, you know seems to be becoming a crowded space. Explain what you do and how that’s differentiated from the other guys?

Daniel: In our area we are still alone. We are the world’s first company developing a vertical take off and landing all-electric jet aircraft with seven seats. And we take these airplanes and take off and land in the city centres and fly from one city to another in an inter city shuttle service. And the advantage here is that we can create high speed connections for our customers that are roughly five times faster than any ground-based transportation by car but yet very, very accessible for a wide community.

Josh: When will this be, you know, commercially available? To me, sometimes this stuff is sort of like the Jetsons, exciting but when is this commercially viable?

Daniel: We have plans to have permissions for commercial operations in 2024. We have started our technology development more than five years ago. We have in 2017 built the first aircraft that was both size and took off vertically and in 2019 we had a later generation of our aircraft in flight testing and since then we are in the development of our serial product and we have confirmed that the technology works.

Josh: Gotcha. Where is it in terms of regulations with you know the FAA in the US and then other regulators. Where does it stand as far as flight test and certification and where will that be by the end of the year do you think?

Daniel: We have had four generations of full scale aircraft in flight testing. We’re going to continue flight testing over the next couple of years. A typical aerospace certification programme like this one takes around five to six years. We have started the development of the serial aircraft two years ago so we think that we will be completed in 2024. What’s going to happen in the next two years is that we are at the moment flying with demonstrator airplanes. These can demonstrate that the technology works and in two years from now we will have a very exciting moment where the first serial aircraft that is fully aerospace-conforming will come off our production line and go into final flight test campaign for the certification for the serial operation of the aircraft in service.

[4:18] Josh: Gotcha. How is your business model - because there are several of these, you know, SPACs going public - different from the others?

Daniel: Basically there are two areas where we are different. One is the business model. So, there are a lot of conversations about air taxis and an air taxi is something where you book on demand flights similar to a taxi on the ground and you typically have one and a half to two passengers on board and that works very well but the challenge here is that you have very few people on board so ticket prices are high. We are focusing on an inter-city shuttle service model which means that we bring more passengers on board, we do shuttle flights and therefore we’re saying we’re not an air taxi. And the advantage here is we fly longer routes so we achieve hours of time saving for our customers in service and we can bring more passengers on board and that means we can ultimately achieve better unit economics and lower ticket prices and this business model is enabled by our technology. There is basically a jet-based technology which we are pursuing and you make this vertical take off and landing aircraft using propellers and the advantage of our electric jet technology is that you can make airplanes with more passenger capacity that will still fit on the same helicopter infrastructure. So, ultimately we can build aircraft with more passengers and thus enable that shuttle business model and better economics. The second advantage of the technology is that it’s a closed engine where you have dampeners in the duct of the engine which capture and dissipate the noise of the fan and that means we actually have lower noise emissions from these airplanes than from electric propeller aircraft and that’s crucial because you want to come down in an urban area directly where the customers are and make full use of the fact that you don’t need a runway.

Josh: How many, you know, competitors are out there. Off the top of my head I feel like it’s five, six or seven. In a decade how many are there going to be? Any prediction? I mean it seems like there are a lot?

Daniel: This is a very big market. There are projections from many banks that this is going to be a trillion or more in market size in 2040 and that means from our perspective there is space for multiple very successful players and we will see multiple different types of aircraft serving different parts of the market similar to what we see with sports cars and limousines and trucks etc on the ground. So it’s an entirely new ecosystem we are building and our approach here at Lilium is not to do everything alone. We’re partnering with some of the best partners in the aerospace industry. We have for example Ferrovial who have built Heathrow in London and operate Heathrow airport in London. They are committed to build the first vertiport network in Florida for us. This is going to be several thousand miles of network kilometres where we can operate our airplanes and launch the service in Florida. We have other partners like Lufthansa who are training our pilots. We have partners like Luxaviation who are operating our aircraft in service and ultimately this is important because we want to make sure that in all the areas we are active in we have the best possible quality and that is why we are partnering with these companies to build up an entire ecosystem to launch this new transportation system.

[08:23]

Josh: Just a little bit more specifics on the SPAC deal. Can you say when you expect to file the definitive proxy and have the vote? Has that been determined yet?

Daniel: So we intend to close the transaction in the third quarter of this year. We’ve had several rounds already in terms of filing and questions, so we’re well into the process and are confident that we’ll be able to hold that timeline in closing

Josh: And also to that point, I think you just recently amended the merger agreement. Have you made a final determination of who is going to comprise the board?

Daniel: Yes, we have some great additions to our board. We have recently announced that Tom Enders, the former CEO of Airbus, is going to be our chairman. We have Barry Engle joining, who is the CEO of the SPAC and was the President of GM North America. He brings an amazing experience and help to us and our business. We also have a few of our former board members joining like Niklas Zennström or David Wallerstein. Niklas Zennström is the founder of Skype and one of our early investors. David Wallerstein is the Chief Exploration Officer from Tencent, one of our also early investors. We have two additions to our board, which we’ll announce soon.

Josh: I’ll just have to ask this because I’ve seen this happen a few times recently, where the price of a deal has been rejigged or re-cut. Has there been any talk about that at this point or is everything copacetic as far as where the valuation was figured out at?

Daniel: We’ve not had any of these discussions. We’ve made sure in the conversations in spring this year that we have an appropriate valuation that allows investors to make money in all stages of our business and we’re very happy with that valuation right now.

Josh: Gotcha. For an investor, what catalyst should they look for pre this deal closing and after. What milepost should they be focused on?

Daniel: So there’s gonna be some further announcements on the supply chain. We have for example, already announced Honeywell as an investor in Lilium and a partner on the aerospace side. We have announced Palantir as an investor and partner. There will be more announcements on the supply chain and that is typical for the phase we are in, in the program. There will be a few more partners on the actual launch site of the service and then you will finally see a little bit later, the announcement on the serial aircraft. That it’s going in production and then it comes out of production and goes into ground testing. And then in 2, 2 ½ years it will go into flight testing.

Josh: Gotcha. Sorry if I don’t know this. Where are you vis-a-vis competitors, as far as like who’s gonna be the first? Is there a first mover advantage? Will you be one of the first? Does it matter? How do you see that?

Daniel: We see ourselves in the top 3, at the moment, in terms of the first wave. And the reason is that we have already done technology development and full scale aircraft testing for the last four years. And so we’re much further ahead than some of the newcomers in the sector We’ve built up aerospace design organization facilities, test facilities with 750 employees right now. And maybe most importantly, we’ve received in December last year from our European regulators, who are the lead regulators for us, a so-called certification basis. This is a document that lays out all the requirements they want us to fulfill to give us finally a permission to fly this aircraft. And unless you have this type of document you are kind of in regulatory void, and that’s why it’s so important. So we’re now in a good position, because we can say, we know what we have to do and we’re gonna execute straight on that product.

Josh: Gotcha. And what are the main, primary regions of the world you’re targeting. Is it mainly North America or where else?

Daniel: We’re gonna be very focused. We have already announced the partnerships in Florida, where we’re gonna launch the service in 2024 and the second region is in Europe. We have announced partnerships with the airport in Munich, with Cologne, with Bonn and some other places in Germany. So we’re gonna be focused on those two regions for our own network. And then we have also a second column, kind of hybrid business model, where we’re also working in partnership with others, where we’re providing a turnkey solution, selling an airplane to partners, which want to operate in regions where we’re not active ourselves.

Josh: Gotcha. A quick question on Palantir – they were in the PIPE. They are a very hot tech company in the US. What was their motivation?

Daniel: Palantir has had a great collaboration with Airbus. They established a great data platform that helped Airbus both save both hundreds of millions in development, but it also helped them in operations in their airline customers to get better data about the fleet and more reliability on the airplanes. And we want to do something very similar with them. That’s why they’re very crucial for us. And we’re very interesting for them, as the world’s first and maybe one of the most innovative companies, developing a vertical take-off and landing electric jet.

Josh: Gotcha, we’re near wrapping up. I’m just wondering what questions you think investors may misunderstand or may need better explanation on that have come up so far?

Daniel: I think one of the key points, when looking at Lilium to takeaway is that we’re not developing an air taxi that is for a few people to fly like today’s helicopters. Our intention is to build an accessible, high-speed regional mobility service that is accessible for a broad group of people and that can carry a higher capacity of people in shuttle flights.

Josh: When you said that, I just thought about it. Are you at all, in a way also competing with the airlines, like Southwest, the people who are doing these short-haul flights? Are they competitors too?

Daniel: No, actually they see us as a partner or a solution because they have a last mile problem. They come into these big hubs  and then you need to distribute people from there and this is exactly where we come into play. We are serving routes between 20,30 up to 150 miles in length and this is basically just where the airliners start. So we are filling up a gap from their perspective, which they are very excited about because we can connect the airports to the city centres and also increase the catchment areas of the airports where the airlines are flying.

Josh: Ok, Daniel, I think unless you have anything to add, I’m about done. But any last comments?

Daniel: No, thank you for having me. I think that was a great conversation

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding Lilium’s, Qell’s and Lilium N.V.’s  proposed business and business model, the markets and industry in which Lilium, Qell and Lilium N.V. (collectively, the “Lilium Group”) intend to operate, the anticipated timing of the commercialization and launch of the Lilium Group’s business and Lilium N.V.’s officers and directors. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. The Lilium Group will operate in a rapidly changing emerging industry. New risks emerge every day. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements.

Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to, the following risks: (i) the business combination with Qell may not be completed in a timely manner, on the prospective timeline indicated or at all, which may adversely affect the price of Qell’s securities; (ii) the business combination may not be completed by Qell’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Qell; (iii) the parties’ failure to satisfy the conditions to the consummation of the business combination, such as Qell’s shareholders or Lilium’s shareholders failing to adopt the business combination agreement, failing to satisfy the minimum trust account amount following redemptions by Qell’s public shareholders or an inability to secure necessary governmental and regulatory approvals; (iv) the impact of COVID-19 on Lilium’s business or the business combination; (v) the Lilium Group’s ability to implement business plans, operating models, forecasts and other expectations and identify and realize additional business opportunities after the completion of the proposed business combination; (vi) the failure of the Lilium Group and its current and future business partners to successfully develop and commercialize the Lilium Group’s business or significant delays in its ability to do so, including any delays in the Lilium Group’s ability to launch its service on the timeline and at the locations anticipated or at all; (vii) the Lilium Group’s inability to secure or protect its intellectual property; (viii) the effect of the announcement or pendency of the proposed business combination on Lilium Group’s business relationships, performance and operations generally; (ix) the outcome of any legal proceedings that may be instituted against Qell or the Lilium Group related to the proposed business combination; (x) that a variety of factors, including market volatility, changes in the competitive or regulatory environment in which the Lilium Group will operate and developments in the Lilium Group’s business and operations, among other things, may impact the value to be obtained by investors in the business combination, (xi) the Lilium Group’s ability to complete development of and obtain regulatory certifications for the Lilium Jet on the basis of the design specifications currently anticipated, (xii) that the Lilium Group’s competitors and the products they expect to bring to market may change over time due to consolidation, new market entry or other factors; and (xiii) that the timing of the commercialization of the Lilium Group competitors’ networks may change from that currently anticipated, including due to any acceleration of such commercialization plans. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. A further list and description of risks, uncertainties and other matters can be found in the Registration Statement (as defined below), including those risks outlined in “Risk Factors,” and in subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov. All forward-looking statements attributable to Lilium or any person acting on its behalf are expressly qualified in their entirety by this cautionary statement.

Important Information About the Business Combination and Where to Find It

A full description of the terms of the business combination is provided in the registration statement filed with the SEC by Lilium B.V. (as amended from time to time, the “Registration Statement”), which will later be converted into a Netherlands public limited liability company (naamloze vennootschap) (“Lilium N.V.”) that includes a prospectus with respect to Lilium N.V.’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of Qell to vote on the business combination. Qell urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus filed with the SEC and documents incorporated by reference therein because these documents will contain important information about Qell, Lilium and the business combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus to be included in the Registration Statement will be mailed to shareholders of Qell as of a record date to be established for voting on the business combination. Shareholders are able to obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge by directing a request to: Qell, info@qellspac.com. These documents will also be made available on Qell’s website. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement may also be obtained, without charge, on the SEC’s website (www.sec.gov).

Participants in the Solicitation Process

Qell, Lilium, Lilium N.V. and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Qell’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Qell has been filed in the Registration Statement, which includes the proxy statement/prospectus, for the proposed business combination and is available, without charge, at www.sec.gov.

No Offer or Solicitation

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. This document shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.